Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Announces Fourth-Quarter

and Full-Year 2013 Financial Results

TAIPEI, Taiwan, April 10, 2014 – GigaMedia Limited (NASDAQ: GIGM) today announced its fourth-quarter and full-year 2013 unaudited financial results.

“A year ago, GigaMedia was a struggling games business saddled with old games and outdated technology,” stated GigaMedia Chief Executive Officer Collin Hwang. “During the year, we added new talent, rebuilt and refocused.”

“Today much has changed – a vibrant, innovative company is emerging with new products and advanced technology,” stated CEO Collin Hwang. “Our businesses are rapidly building momentum and our outlook is strong.”

“In online games, we have successfully launched our first mobile game and expect to add several more this year,” stated CEO Collin Hwang. “We are also preparing for the launch of two new game platforms: a new concept social mobile game platform, and a casino game platform that will feature both our products and those from future partners.”

“In cloud computing, our integrated software as a service solutions are now generating revenue and we are expanding our offerings based on market feedback,” stated CEO Collin Hwang. “We will soon launch new private versions of our hosted software as a service solutions and a new virtual desktop offering.”

“Looking ahead, we expect strategic partnerships to support both our online games and our cloud growth plans,” stated CEO Collin Hwang. “We are well positioned to benefit from market growth and are confident that our new operations will drive accelerating revenues and growing shareholder value in 2014.”

Fourth-Quarter Overview

•	Consolidated revenues of $3.4 million; first contributions from new cloud computing business partially offset decreased contributions from GigaMedia’s legacy PC games business. Multiple new growth initiatives in online games and cloud computing planned for 2014. (See, “Business Outlook.”)

•	Consolidated operating expenses were $32.5 million, which included non-cash impairment losses of approximately $30.0 million in the fourth quarter related primarily to the write-off of goodwill and intangible assets of GigaMedia’s legacy PC games business, acquired in 2006. Excluding the non-cash impairment losses, fourth-quarter 2013 consolidated operating expenses were approximately $2.6 million, representing the lowest consolidated operating expenses of the year.

•	Record-low headquarters operating expenses, down 73 percent from 4Q12.

•	Net loss of approximately $30.4 million, including 1) the aforementioned non-cash impairment of $30.0 million and 2) non-operating income of $1.2 million. Excluding the non-cash impairment, net loss was approximately $450 thousand.

•	Cash flow from operations was an outflow of approximately $1.8 million, an increase from cash outflow in the third quarter of $78 thousand, due primarily to the following: severance payments related to headcount reductions; annual employee bonuses; and annual audit fees.

•	Cash and marketable securities-current of approximately $80.3 million, or approximately $1.58 per share, up from $74.3 million at the end of 3Q13; short-term debt of approximately $4.4 million. During the fourth quarter management took advantage of low interest rates in Taiwan to fund, in local currency, new strategic growth initiatives.

Recent Developments

•	Improved outlook for 2014, with accelerating revenues expected beginning in the second quarter from new growth initiatives in both online games and cloud computing. (See, “Business Outlook.”)

•	Added top talent: Dane Wu, former executive of Asian online games leader Perfect World, appointed new chief strategy officer of GigaMedia’s online games business. Mr. Wu has deep experience in the Asian online games industry and a strong track record of developing new business and driving growth. Under Mr. Wu’s leadership, GigaMedia expects to continue implementing a new growth strategy focused on building strong growth platforms in browser/mobile and social casino games – large, high-growth markets with favorable long-term trends.

Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games and cloud computing services. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. GigaMedia’s cloud computing business GigaCloud was launched in early April 2013 and is focused on providing small and medium-sized enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Fourth Quarter

GIGAMEDIA 4Q13 UNAUDITED CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in US$ thousands, except per share amounts)	4Q13	3Q13	Change (%)	4Q13	4Q12	Change (%)
Revenues	3,381	3,810	–11	3,381	4,833	–30
Gross Profit	1,157	2,030	–43	1,157	2,670	–57
Loss from Operations	31,338	4,552	NM	31,338	14,985	NM
Net Loss Attributable to GigaMedia	30,363	3,112	NM	30,363	15,395	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	0.60	0.06	NM	0.60	0.30	NM
EBITDA (A)	(29,841)	(2,582)	NM	(29,841)	(14,627)	NM
Cash and Marketable Securities-Current	80,262	74,281	8	80,262	80,503	0

NM – Not Meaningful

(A)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the fourth quarter of 2013 were $3.4 million; this compared to $3.8 million in the third quarter of 2013 and $4.8 million in the fourth quarter of 2012. Quarter-over-quarter results primarily reflected decreased contributions from the company’s MMO games Tales Runner and A.V.A. GigaMedia stopped operating the game A.V.A. in December 2013. Year-over-year results reflected lower contributions from Giga’s currently PC-based online casual games resulting from the continuing shift in player preferences for browser/mobile games, as well as decreased contributions from the company’s MMO games.

In response to market trends, GigaMedia is rebuilding its portfolio with browser/mobile games and social casino games. The company launched its first mobile game of 2014 in March and plans additional launches of browser/mobile games and social casino games throughout 2014.

Average monthly revenue per active paying account was $27.82 during the fourth quarter of 2013 compared to $27.96 in the previous quarter. Peak concurrent users were approximately 16,000 in the fourth quarter compared to approximately 24,000 in the third quarter.

Consolidated gross profit for the fourth quarter of 2013 was $1.2 million compared to $2.0 million in the third quarter of 2013 and to $2.7 million in the fourth quarter of 2012. Fourth-quarter 2013 consolidated gross profit margin was 34.2 percent compared to 53.3 percent in the third quarter of 2013 and 55.2 percent in the fourth quarter of 2012.

Consolidated operating expenses for the fourth quarter of 2013 were $32.5 million, which included non-cash impairment losses of approximately $30.0 million in the fourth quarter related primarily to the write-off of goodwill and intangible assets of GigaMedia’s legacy PC games business, acquired in 2006. This compared to consolidated operating expenses of $6.6 million in the third quarter of 2013 and $17.7 million in the fourth quarter of 2012. Excluding the aforementioned non-cash impairment losses, consolidated operating expenses in the fourth quarter of 2013 were approximately $2.6 million, representing the lowest consolidated operating expenses of the year.

Consolidated product development and engineering expenses were $497 thousand in the fourth quarter of 2013 compared to $510 thousand in the previous quarter and $502 thousand in the fourth quarter of 2012.

Consolidated selling and marketing expenses were $935 thousand in the fourth quarter of 2013 compared to $1.3 million in the previous quarter and $1.4 million in the fourth quarter of 2012.

Consolidated general and administrative expenses were $1.1 million in the fourth quarter versus $1.7 million in the previous quarter and $2.5 million in the fourth quarter of 2012. Corporate operating expenses were a record low at approximately $520 thousand in the fourth quarter of 2013, down from $840 thousand in the third quarter of 2013.

Consolidated loss from operations for the fourth quarter of 2013 was $31.3 million. This compared to losses of $4.6 million in the third quarter of 2013 and approximately $15.0 million in the fourth quarter of 2012. The period variations mainly reflected the impact of non-cash impairment losses. Excluding the fourth-quarter 2013 non-cash impairment losses, consolidated loss from operations was approximately $1.4 million.

Consolidated non-operating expenses/income during the fourth quarter of 2013 was income of $1.2 million compared to income of $1.3 million in the third quarter of 2013 and a loss of $413 thousand recorded in the fourth quarter of 2012.

Consolidated net income for the fourth quarter of 2013 was a loss of $30.4 million. This compared to a loss of $3.1 million in the third quarter of 2013 and a loss of $15.4 million in the fourth quarter of 2012. Excluding the previously mentioned fourth-quarter 2013 non-cash impairments, net loss was approximately $450 thousand.

Consolidated EBITDA for the fourth quarter of 2013 was a loss of $29.8 million. This compared to a loss of $2.6 million in the third quarter of 2013 and to a loss of $14.6 million in the fourth quarter of 2012. Excluding the fourth-quarter 2013 non-cash impairments, consolidated EBITDA was income of approximately $77 thousand.

Strong Financial Position

During the fourth quarter, GigaMedia continued to maintain a strong balance sheet. As of December 31, 2013, GigaMedia had $80.3 million in cash and marketable securities-current, or approximately $1.58 per share, compared to $74.3 million at the end of the third quarter of 2013. Short-term debt totaled approximately $4.4 million at the end of the fourth quarter of 2013. During the period, management took advantage of low interest rates in Taiwan to fund, in local currency, new strategic growth initiatives.

For the Full Year 2013

(all figures in US$ thousands, except per share amounts)	FY13 (unaudited)	FY12 (audited)	Change (%)
Revenues	15,032	27,470	–45
Gross Profit	7,448	16,082	–54
Loss from Operations	38,487	20,573	NM
Net Loss Attributable to GigaMedia	34,780	15,290	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	0.69	0.30	NM
EBITDA (A)	(32,599)	(11,324)	NM

Consolidated revenues for 2013 were $15.0 million compared to $27.5 million in 2012. The decrease reflected lower contributions from FunTown related to an ongoing shift in game play from PC-based games to browser/mobile games. Period comparisons were also impacted by revenue contributions in 2012 from former subsidiary IAHGames. GigaMedia disposed of its interest in IAHGames in August 2012. GigaMedia expects accelerating revenues in 2014 driven by new offerings of browser/mobile games and social casino games in its online games business, and by new products and services in its cloud computing business.

Consolidated gross profit for 2013 decreased to $7.4 million from $16.1 million in 2012 attributable to the aforementioned factors impacting revenues.

Consolidated loss from operations for 2013, excluding non-cash impairment charges of $33.1 million related mainly to FunTown goodwill and intangible assets, was $5.4 million; including the aforementioned non-cash charges, consolidated loss from operations for 2013 was $38.5 million. This compares to a loss of $20.6 million in 2012.

Consolidated net loss for 2013, excluding the aforementioned non-cash impairment charges of $33.1 million, was $1.7 million; including the aforementioned non-cash charges, consolidated net loss for 2013 was $34.8 million. This compares to a loss of $15.3 million in 2012.

Consolidated EBITDA for 2013, excluding the aforementioned non-cash impairment charges, was income of approximately $460 thousand; including the aforementioned non-cash charge, consolidated EBITDA was a loss of $32.6 million. This compares to a loss of $11.3 million a year ago.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of April 10, 2014. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the company’s 2012 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

Online games business

In response to the ongoing downturn in the PC-based games market in which GigaMedia has historically operated, management is repositioning its online games business to align itself with strong growth in browser/mobile games and social casino games. Investments in rebuilding GigaMedia’s game pipeline and upgrading systems are ongoing to support anticipated future growth.

In the short term, as this transition continues, management expects revenues to be negatively impacted by the downturn in PC-based games.

Longer term, management expects revenue growth from 1) new browser/mobile games; 2) new social casino games; and 3) new licensed games, to more than offset short-term challenges. The company expects launches of multiple new mobile games and a new social casino game platform in the next six months, and expects to begin testing a new mobile social game platform planned for operations in 2015.

The pace of future growth will be subject to the timing of our growth initiatives, as well as potential new strategic transactions, making near-term forecasts difficult. Nonetheless, based on progress to date in strengthening the pipeline, building new products, and executing new growth plans, management is confident the online games business will deliver growing revenues in 2014, beginning in the second quarter.

Cloud services business

GigaMedia’s cloud services business was launched in April 2013 with a cloud-based Software as a Service (SaaS) offering of hosted phone, fax, storage, and video security systems for SMEs. Management plans to expand the scope, reach, and quality of its cloud offerings going forward. Expansion of GigaCloud in 2014 has begun with new private SaaS applications and services for SMEs and larger enterprises. A new virtual desktop product is nearing completion and additional new public and private SaaS applications and consulting services are planned for 2014.

Management expects GigaCloud to make small revenue contributions in the first quarter of 2014. Based on results to date and the company’s strategic growth plans, management is confident the cloud business will deliver growing revenues in 2014.

Overall Outlook

Management expects revenues to decrease in the first quarter of 2014 due to continued declines in its legacy PC games business and an incomplete transition from PC-based games to browser/mobile and social casino games. The company expects operating cash burn to remain relatively stable at approximately US$1 million in the first quarter of 2014. In 2014, the company expects accelerating revenue growth driven by major new product launches and subscriber growth in its online games and cloud computing businesses. Management forecasts revenue growth to begin in the second quarter, with sequential increases in the third and fourth quarter following implementation of growth initiatives. Based on improvements gained to date from implementing its strategic growth plans, management is confident in its ability to deliver significant improvement in the company’s 2014 financials and increasing shareholder value.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Full-year and quarterly results

All 2013 quarterly and full-year figures and all 2012 quarterly results referred to in the text, tables and attachments to this release are unaudited; all full-year 2012 amounts are audited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Conference Call and Webcast

Management will hold an investor conference call and webcast on April 10, 2014 at 8:00 p.m. Eastern Standard Time, which is 8:00 a.m. Taipei Time on April 11, 2014, to discuss GigaMedia’s fourth-quarter and full-year 2013 performance.

Dial-in numbers:

U.S.: +1-845-675-0437

International: +65-6723-9381

Passcode: 22793736

A replay will be available from 11:00 p.m. Eastern Standard Time on April 10, 2014 for seven days.

U.S.: +1-646-254-3697

International: +612-8199-0299

Passcode: 22793736

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by live Q&A and management responses to questions submitted via email. Questions may be sent in advance to IR@gigamedia.com.tw.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2013 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2013	9/30/2013	12/31/2012	12/31/2013	12/31/2012
	unaudited	unaudited	unaudited	unaudited	audited
	USD	USD	USD	USD	USD
Operating revenues
Asian online game and service revenues	2,463,125	3,803,430	4,833,345	14,106,052	27,470,430
Other revenues	917,736	6,521	0	925,607	0

	3,380,861	3,809,951	4,833,345	15,031,659	27,470,430

Operating costs
Cost of Asian online game and service revenues	1,231,969	1,709,214	2,163,347	6,425,263	11,388,027
Cost of other revenues	991,980	70,586	0	1,158,371	0

	2,223,949	1,779,800	2,163,347	7,583,634	11,388,027

Gross profit	1,156,912	2,030,151	2,669,998	7,448,025	16,082,403

Operating expenses
Product development and engineering expenses	497,083	510,189	501,642	1,697,806	1,470,535
Selling and marketing expenses	934,726	1,253,071	1,418,748	4,815,560	8,376,673
General and administrative expenses	1,093,795	1,677,786	2,477,315	6,323,830	13,384,233
Bad debt expenses	51,818	979	1,429	36,781	168,400
Impairment losses	29,917,344	3,139,999	13,206,787	33,057,342	13,206,787
Other	0	0	49,129	0	49,129

	32,494,766	6,582,024	17,655,050	45,931,319	36,655,757

Loss from operations	(31,337,854)	(4,551,873)	(14,985,052)	(38,483,294)	(20,573,354)

Non-operating income (expense)
Interest income	85,717	48,499	61,698	237,733	282,748
Gain on sales of marketable securities	1,199,533	539,840	0	1,739,373	5,665,119
Interest (expense) recoveries	(7,549)	72	(27,639)	(48,537)	(246,933)
Foreign exchange gain - net	24,262	339,274	85,543	44,686	433,814
Gain (loss) on disposal of property, plant and equipment	603	(1)	(149,677)	(4,265)	(208,834)
(Loss) gain on equity method investments - net	(59,304)	378,014	(343,343)	525,907	234,273
Gain on disposal of investments	(0)	0	1,024,413	1,219,712	2,480,348
Impairment loss on marketable securities and investments	0	0	(1,018,011)	0	(1,192,515)
Other	(41,504)	19,185	(45,521)	86,167	200,797

	1,201,758	1,324,883	(412,537)	3,800,776	7,648,817

Loss from continuing operations before income taxes	(30,136,096)	(3,226,990)	(15,397,589)	(34,682,518)	(12,924,537)
Income tax (expense) benefit	(76,099)	(1,403)	91,207	(61,086)	(671,223)

Loss from continuing operations	(30,212,195)	(3,228,393)	(15,306,382)	(34,743,604)	(13,595,760)
(Loss) income from discontinued operations, net of tax	(431,910)	116,272	(13,314)	(317,920)	(2,520,728)

Net loss	(30,644,105)	(3,112,121)	(15,319,696)	(35,061,524)	(16,116,488)
Less: Net loss (gain) attributable to noncontrolling interest and subsidiary preferred shares	281,157	92	(74,896)	281,242	826,928

Net loss attributable to GigaMedia	(30,362,948)	(3,112,029)	(15,394,592)	(34,780,282)	(15,289,560)

(Loss) earnings per share attributable to GigaMedia
Basic:
Loss from continuing operations	(0.59)	(0.06)	(0.30)	(0.68)	(0.25)
Loss from discontinued operations	(0.01)	0.00	0.00	(0.01)	(0.05)

	(0.60)	(0.06)	(0.30)	(0.69)	(0.30)

Diluted:
Loss from continuing operations	(0.59)	(0.06)	(0.30)	(0.68)	(0.25)
Loss from discontinued operations	(0.01)	0.00	0.00	(0.01)	(0.05)

	(0.60)	(0.06)	(0.30)	(0.69)	(0.30)

Weighted average shares outstanding:
Basic	50,720,498	50,719,976	50,719,976	50,720,108	50,719,976

Diluted	50,720,498	50,719,976	50,719,976	50,720,108	50,719,976

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	12/31/2013	9/30/2013	12/31/2012
	unaudited	unaudited	audited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	58,801,533	54,658,747	62,730,766
Marketable securities - current	21,460,119	19,622,706	17,772,661
Accounts receivable - net	2,026,891	2,480,216	2,828,683
Prepaid expenses	749,598	616,367	801,333
Other receivables	211,006	645,557	62,005
Other current assets	82,244	922,309	939,601

Total current assets	83,331,391	78,945,902	85,135,049
Marketable securities - noncurrent	6,048,080	4,263,473	4,291,999
Investments	5,822,332	5,828,209	5,222,715
Property, plant & equipment - net	1,676,772	1,744,797	1,949,390
Goodwill	0	16,630,544	16,934,063
Intangible assets - net	1,461,304	14,569,242	15,675,066
Prepaid licensing and royalty fees	4,665,992	4,683,692	8,644,471
Other assets	315,327	431,908	2,541,709

Total assets	103,321,198	127,097,767	140,394,462

Liabilities and equity
Accounts payable	1,178,357	183,702	323,988
Accrued compensation	379,905	1,127,221	1,233,277
Accrued expenses	2,616,623	3,007,902	5,181,903
Short-term borrowings	4,360,953	0	7,747,934
Other current liabilities	6,302,847	6,950,036	7,160,234

Total current liabilities	14,838,685	11,268,861	21,647,336
Other liabilities	181,485	845,164	853,965

Total liabilities	15,020,170	12,114,025	22,501,301

GigaMedia’s shareholders’ equity	88,447,894	115,322,174	118,231,365
Noncontrolling interest	(146,866)	(338,432)	(338,204)

Total equity	88,301,028	114,983,742	117,893,161

Total liabilities and equity	103,321,198	127,097,767	140,394,462

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended			Twelve months ended
	12/31/2013	9/30/2013	12/31/2012	12/31/2013	12/31/2012
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Loss Income to EBITDA
Net loss attributable to GigaMedia	(30,362,948)	(3,112,029)	(15,394,592)	(34,780,282)	(15,289,560)
Depreciation	89,778	99,130	142,319	407,669	1,159,765
Amortization	434,343	477,940	596,534	1,902,764	2,204,480
Interest income	(78,103)	(48,790)	119,971	(190,071)	(49,099)
Income tax expense	76,099	1,403	(91,207)	61,086	650,064

EBITDA	(29,840,831)	(2,582,346)	(14,626,975)	(32,598,834)	(11,324,350)